Exhibit 99.1

•                  RECORD ANNUAL REVENUE UP 13.4% TO £363.2M

•                  SPONSORSHIP REVENUE FOR THE YEAR INCREASED 44.1%

•                  ADJUSTED EBITDA FOR FISCAL 2013 UP 18.6% TO £108.6M

•                  ADJUSTED EBITDA OUTLOOK FOR FISCAL 2014 UP 18% TO 22%

MANCHESTER, U.K. — 18 September 2013 — Manchester United (NYSE: MANU; “the Company”, “the parent” and “the Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the quarter and year ended 30 June 2013.

Annual Highlights

•                  FAPL Champions in 2012/13: a record 20 English League titles.

•                  Adjusted net income for fiscal 2013 increased 282.2% to £17.2m and adjusted earnings per share was up 266.7% to £0.11.

•                  Commercial revenues grew 29.7% for the year 2013 to a record £152.5m - 42.0% of total revenue.  During the fiscal year, we announced:

•                  7 global sponsorship partnerships including a world record shirt deal with Chevrolet

•                  4 regional sponsorship partnerships, and

•                  9 financial services and telecom agreements.

•                  Opened our first regional sales office in Hong Kong in August 2012 which has made an excellent contribution, concluding multiple deals.

•                  Acquired the remaining one-third stake in MUTV — securing full control of all our content generation and distribution capabilities.

•                  Reached 34 million Facebook followers and 32 million unique records on our CRM database compared to 26 million and 15 million respectively a year ago.

•                  Refinanced all our outstanding £177.8m GBP bonds and $22.1m of the US dollar bonds with a new term loan, resulting in interest saving of around £10m per year.

Commentary

Ed Woodward, Executive Vice Chairman commented, “We are very proud of our results for fiscal 2013. It has been a little over a year since our IPO and in that time we have delivered on our targets and objectives. Our commercial business continues to be a very powerful engine of growth enabling the team to continue to be successful. We won our 20th English League title last season and are delighted to have David Moyes lead our football team into a new and exciting chapter. We look forward to a successful 2013/14, both on and off the pitch.”

Outlook

For fiscal 2014, Manchester United expects:

•                  Revenue to be £420m to £430m.

•                  Adjusted EBITDA to be £128m to £133m.

This assumes the team finishes third in the FA Premier League and reaches the quarter-finals of the UEFA Champions League and the domestic cups.

Key Financials (unaudited)

£ million (except adjusted earnings per	Twelve months ended 30 June			Three months ended 30 June
share)	2013	2012	Change	2013	2012	Change
Commercial revenue	152.5	117.6	29.7%	37.9	28.1	34.9%
Broadcasting revenue	101.6	104.0	(2.3)%	26.6	27.5	(3.3)%
Matchday revenue	109.1	98.7	10.5%	20.6	18.9	9.0%
Total revenue	363.2	320.3	13.4%	85.1	74.5	14.2%
Adjusted EBITDA*	108.6	91.6	18.6%	17.0	7.0	142.9%

Profit/(loss) for the period (i.e. Net Income)	146.4	23.3	528.3%	106.1	(14.9)	—
Adjusted profit/(loss) for the period (i.e. Adjusted Net Income)*	17.2	4.5	282.2%	(2.7)	(10.6)	(74.5)%
Adjusted basic and diluted earnings/(loss) per share*	0.11	0.03	266.7%	(0.02)	(0.07)	(71.4)%

Gross debt	389.2	436.9	(10.9)%	389.2	436.9	(10.9)%
Cash and cash equivalents	94.4	70.6	33.7%	94.4	70.6	33.7%

* Adjusted EBITDA, adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share are non-IFRS measures. See Non-IFRS Measures: Definitions and Use below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the year increased 29.7% to £152.5 million driven by several new sponsorship partners, an increase in profit share from Nike, new mobile and financial services agreements, and higher renewals from existing partners.

For the year:

•                  Sponsorship revenue was up 44.1% to £90.9 million;

•                  Retail, Merchandising, Apparel & Product Licensing was 14.2% higher to £38.6 million; and

•                  New Media & Mobile increased 11.1% to £23.0 million.

For the fourth quarter, Commercial revenue increased 34.9% to £37.9 million with:

•                  Sponsorship revenue up 49.0% to £21.3 million;

•                  Retail, Merchandising, Apparel & Product Licensing 22.1% higher to £10.5 million; and

•                  New Media & Mobile increasing 17.3% to £6.1 million.

Broadcasting

Broadcasting revenues for the year decreased 2.3% to £101.6 million primarily as a result of the market pool element of our UEFA Champions League distributions for fiscal 2013 being based on a 25% share for finishing as runners-up in the Premier League in the preceding season compared to a 40% share in fiscal 2012 for finishing the preceding Premier League season as Champions.

For the fourth quarter, revenues decreased 3.3% year on year to £26.6 million for the same reason but were offset slightly by higher merit revenue from the English Premier League as a result of finishing in first place in 2013 compared to runners up in 2012.

Matchday

Matchday revenues for the year increased 10.5% to £109.1 million, as we hosted a number of matches during the 2012 Olympic Games and had five home domestic cup fixtures in fiscal 2013 compared to one in fiscal 2012.

For the fourth quarter, revenues increased 9.0% year on year to £20.6 million, due primarily to particularly strong matchday hospitality.

Other Financial Information — Full Year

Operating expenses

Total operating expenses for the year increased 8.8% to £310.3 million.

Staff costs

Staff costs for the year were up 11.6% to £180.5 million, primarily due to increased headcount to facilitate the continued expansion of our commercial business (at 30 June 2013, we employed 793 people versus 713 a year earlier), new player signings and higher wages and bonuses for existing players.

Other operating expenses

Other operating expenses for the year were up 10.6% to £74.1 million, primarily due to an increase in domestic cup gateshare expenses, catering, police and security costs associated with the home domestic cup games played in the year; together with the costs of hosting the matches at the 2012 Olympic Games.

Depreciation and amortisation of players’ registrations

Depreciation for the year increased 4.0% to £7.8 million and amortisation of players’ registrations for the year was 8.9% higher at £41.7 million. The unamortised balance of players’ registrations as of 30 June 2013 was £119.9 million.

Exceptional items

Exceptional items for the year were £6.2 million, which related to professional advisory costs in connection with the IPO and compensation payments to former coaching staff for loss of office following the appointment of the new manager and coaching team, compared with £10.7 million in the prior year, which related to professional advisory costs in connection with the IPO and increase in the provision for the Football League pension scheme. For the fourth quarter they were £2.3 million compared with £4.4 million in the prior year quarter.

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the year was £9.1 million compared with £9.7 million in the prior year. For the fourth quarter it was £1.1 million compared with £1.8 million in the prior year quarter.

Net finance costs

Net finance costs for the year increased £21.3 million to £70.8 million primarily due to the £22.0 million premium paid on the redemptions of senior secured notes (£16.7 million related to the refinancing in June 2013 and the £5.3 million balance due to the retirement of notes following the IPO in September 2012) compared to £2.2 million in the prior year. Accelerated amortisation of issue discount and debt finance costs were £11.8 million compared to £2.3 million in the prior year.  This increase is offset by reduced interest payable on senior secured notes of £4.3 million, a £1.7 million favourable FX swing on the translation of the Group’s US dollar denominated senior secured notes, a £1.0 million FX gain on the translation of the Group’s new US dollar denominated loan and a £0.5 million increase in interest receivable.

Tax

The group recorded a non-cash tax credit for the year of £155.2 million, largely comprising the recognition of US deferred tax assets.

As a result of the reorganisation transactions related to the IPO, the Company inherited the £96.1million carried forward US tax bases of Red Football LP, which the Company will benefit from by way of future US tax deductions.

Furthermore, the reorganisation resulted in additional US tax bases or ‘step-up’ that is currently expected to result in the availability of further US tax deductions. The resulting increase in tax bases is currently estimated to be approximately $350 million (£225 million) gross, although not all of this is expected to result in increased tax deductions. At the time of preparing these financial statements, the deductible element of the ‘step-up’ had not yet been finalized and consequently the £31.9 million recognised as a deferred tax asset with respect to the ‘step-up’ reflects management’s current best estimate.  The Company expects to finalise the position by the end of the fiscal 2014.

In addition, the Company is expected to utilise future UK taxes paid as foreign tax credits in the US; and as such can ‘mirror’ the existing UK net deferred tax liability as a deferred tax asset in the US. As the UK deferred tax liability unwinds, there will be UK taxable income which will result in a US foreign tax credit. The benefit of the additional expected foreign tax credits results in a deferred tax asset of £25.3m.

The total amount of the U.S. deferred tax assets recognised by the Company in relation to the reorganisation (i.e. £153.3 million), a portion of which has been utilised during the year, reflects management’s current expectation that there will be sufficient taxable profits in the future to utilise the future US tax deductions.

Cash flows

Cash generated from operating activities for the year was £57.2 million, an increase of £26.3 million compared to £30.9 million in the prior year.

Capital expenditure on property, plant and equipment and investment property for the year was £12.5 million, a decrease of £10.2 million compared to £22.7 million in the prior year.

Net player capital expenditure for the year was £36.4 million, a decrease of £13.1 million compared to £49.5 million in the prior year.

Net cash generated from financing activities for the year was £16.1 million, an increase of £54.9 million compared to £38.8 million net cash used in financing activities in the prior year. During the year the Group raised £70.3 million ($110.2 million) through the initial public offering of shares on the New York Stock Exchange. The net proceeds from the offering were used to repurchase a portion of the Group’s US dollar denominated senior secured notes with a value of £62.6 million ($101.7 million) and a premium of £5.3 million ($8.5 million).

In June 2013 the Group refinanced a portion of its borrowing with a new $315.7 million (£209.2 million) secured term loan, repurchasing all £177.8 million of the sterling denominated senior secured notes and $22.1 million (£14.0 million) of the US dollar denominated senior secured notes, paying a premium of £16.7 million.

During the year the Group also acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2.7 million. The Group also repaid the loan stock, of £4.4 million plus accrued interest of £2.9 million, issued to the former minority shareholder, and now holds 100% of the issued share capital of MUTV Limited.

Conference Call Information

The Company’s conference call to review the fourth quarter and fiscal 2013 results will be broadcast live over the internet today, 18 September 2013 at 08:00 am Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 135 year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortisation of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax credit.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortisation), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit/(loss) for the period (i.e. Adjusted Net Income)

Adjusted profit/(loss) for the period is the adjusted profit/(loss) for the period attributable to owners of the parent, calculated by adding the profit for the period attributable to non-controlling interest to the profit/(loss) for the period attributable to owners of the parent, adding/(subtracting) material charges/(credits) related to the IPO and the repurchase of senior secured notes, subtracting the actual tax credit for the period, (subtracting)/adding the adjusted tax (expense)/credit for the period (based on an normalised tax rate of 35%; 2012: 35%) and subtracting the profit for the period attributable to non-controlling interest. The normalised tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of material charges/(credits) related to ‘one-off’ transactions such as the IPO (including the associated recognition of  deferred tax assets or liabilities) and repurchase of senior secured notes; and then to apply a ‘normalised’ tax rate (for both the current and prior periods) of the US statutory rate of 35%. A reconciliation of profit/(loss) for the period attributable to owners of the parent to adjusted profit/(loss) for the period attributable to owners of the parent is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share is calculated by dividing the adjusted profit/(loss) for the period attributable to owners of the parent by the weighted average number of ordinary shares in issue during the period, as adjusted for the reorganisation transactions described in supplemental note 1.1 and presented in supplemental note 3.

Key Performance Indicators

	Twelve months ended 30 June		Three months ended 30 June
	2013	2012	2013	2012
Commercial % of total revenue	42.0%	36.7%	44.5%	37.7%
Broadcasting % of total revenue	28.0%	32.5%	31.3%	36.9%
Matchday % of total revenue	30.0%	30.8%	24.2%	25.4%
Home Matches Played
FAPL	19	19	4	4
UEFA competitions	4	5	—	—
Domestic Cups	5	1	—	—
Away Matches Played
UEFA competitions	4	5	—	—
Domestic Cups	3	4	1	—

Other
Employees at period end	793	713	793	713
Staff costs % of revenue	49.7%	50.5%	60.1%	66.2%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2013/14 season*	3	6	7	3	19
2012/13 season	3	7	5	4	19
2011/12 season	3	7	5	4	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited, in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2013	2012	2013	2012
Revenue	363,189	320,320	85,096	74,492
Operating expenses	(310,337)	(285,139)	(83,288)	(82,138)
Profit on disposal of players’ registrations	9,162	9,691	1,137	1,795
Operating profit/(loss)	62,014	44,872	2,945	(5,851)
Finance costs	(72,082)	(50,315)	(31,722)	(14,591)
Finance income	1,275	779	834	103
Net finance costs	(70,807)	(49,536)	(30,888)	(14,488)
Loss before tax	(8,793)	(4,664)	(27,943)	(20,339)
Tax credit	155,212	27,977	134,042	5,434
Profit/(loss) for the period	146,419	23,313	106,099	(14,905)

Attributable to:
Owners of the parent	146,250	22,986	106,099	(14,998)
Non-controlling interest	169	327	—	93
	146,419	23,313	106,099	(14,905)

Earnings per share attributable to owners of the parent:
Basic and diluted earnings per share (pounds sterling)	0.90	0.15 (1)	0.65	(0.10	)(1)
Weighted average shares outstanding (thousands)	162,895	155,352	163,826	155,352

CONSOLIDATED BALANCE SHEET

(unaudited, in £ thousands)

	30 June 2013	30 June 2012
ASSETS
Non-current assets
Property, plant and equipment	252,808	247,866
Investment property	14,080	14,197
Goodwill	421,453	421,453
Players’ registrations	119,947	112,399
Trade and other receivables	1,583	3,000
Deferred tax asset	145,128	—
	954,999	798,915
Current assets
Derivative financial instruments	260	967
Trade and other receivables	68,619	74,163
Current tax receivable	—	2,500
Cash and cash equivalents	94,433	70,603
	163,312	148,233
Total assets	1,118,311	947,148

CONSOLIDATED BALANCE SHEET (continued)

(unaudited, in £ thousands)

	30 June 2013	30 June 2012(1)
EQUITY AND LIABILITIES
Equity
Share capital	52	50
Share premium	68,822	25
Merger reserve	249,030	249,030
Hedging reserve	231	666
Retained earnings/(deficit)	129,825	(12,671)
Equity attributable to owners of the parent	447,960	237,100
Non-controlling interest	—	(2,003)
	447,960	235,097
Non-current liabilities
Derivative financial instruments	1,337	1,685
Trade and other payables	18,413	22,305
Borrowings	377,474	421,247
Deferred revenue	17,082	9,375
Provisions	988	1,378
Deferred tax liabilities	17,168	26,678
	432,462	482,668
Current liabilities
Derivative financial instruments	29	—
Current tax liabilities	900	1,128
Trade and other payables	78,451	83,664
Borrowings	11,759	15,628
Deferred revenue	146,278	128,535
Provisions	472	428
	237,889	229,383
Total equity and liabilities	1,118,311	947,148

(1) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.1.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2013	2012	2013	2012
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	129,930	80,302	73,005	66,523
Interest paid	(73,629)	(47,068)	(26,732)	(3,515)
Debt finance costs relating to borrowings	(3,074)	—	(3,074)	—
Interest received	937	1,010	495	187
Income tax refund/(paid)	3,057	(3,333)	2,457	(59)
Net cash generated from operating activities	57,221	30,911	46,151	63,136
Cash flows from investing activities
Purchases of property, plant and equipment	(12,503)	(15,323)	(1,856)	(5,685)
Purchases of investment property	(2)	(7,364)	—	—
Proceeds from the sale of property, plant and equipment	9	—	9	—
Purchases of players’ registrations	(45,997)	(58,971)	(4,730)	(5,818)
Proceeds from sale of players’ registrations	9,646	9,409	1,677	3,285
Net cash used in investing activities	(48,847)	(72,249)	(4,900)	(8,218)
Cash flows from financing activities
Proceeds from issue of shares (see supplemental note 1.2)	70,258	—	—	—
Expenses directly attributable to issue of shares (see supplemental note 1.2)	(1,459)	—	—	—
Acquisition of additional interest in subsidiary (see supplemental note 5)	(2,664)	—	—	—
Proceeds from borrowings	209,190	—	209,190	—
Repayment of other borrowings	(259,254)	(28,774)	(191,924)	(311)
Dividends paid	—	(10,000)	—	(10,000)
Net cash generated from/(used in) financing activities	16,071	(38,774)	17,266	(10,311)
Net increase/(decrease) in cash and cash equivalents	24,445	(80,112)	58,517	44,607
Cash and cash equivalents at beginning of period	70,603	150,645	36,211	25,576
Exchange (losses)/gains on cash and cash equivalents	(615)	70	(295)	420
Cash and cash equivalents at end of period	94,433	70,603	94,433	70,603

SUPPLEMENTAL NOTES

1                               General information

Manchester United plc (“the Company”) and its subsidiaries (together “the Group”) is a professional football club together with related and ancillary activities. The Company is incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares on the New York Stock Exchange (“NYSE”) in August 2012 as described more fully below.

1.1                     The reorganisation transactions

The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc. had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012). In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as at 30 June 2012 reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

1.2                     Initial public offering (“IPO”)

On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of $110,250,000 (£70,258,000) were received. Expenses of £1,459,000 directly attributable to this issue of new shares have been offset against share premium.

2                               Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit/(loss) for the period	146,419	23,313	106,099	(14,905)
Adjustments:
Tax credit	(155,212)	(27,977)	(134,042)	(5,434)
Net finance costs	70,807	49,536	30,888	14,488
Profit on disposal of players’ registrations	(9,162)	(9,691)	(1,137)	(1,795)
Exceptional items	6,217	10,728	2,338	4,365
Amortisation of players’ registrations	41,714	38,262	10,842	8,495
Depreciation	7,769	7,478	2,026	1,807
Adjusted EBITDA	108,552	91,649	17,014	7,021

3                               Reconciliation of profit/(loss) for the period attributable to owners of the parent to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Twelve months ended 30 June		Three months ended 30 June
	2013	2012	2013	2012
Profit/(loss) for the period attributable to owners of the parent	146,250	22,986	106,099	(14,998)
Add: profit for the period attributable to non-controlling interest	169	327	—	93
Profit/(loss) for the period	146,419	23,313	106,099	(14,905)
Professional advisors fees relating to the issue of shares	3,816	8,936	(63)	4,172
Accelerated amortisation of issue discount and debt finance costs associated with the repurchase of senior secured notes	9,692	969	7,149	—
Premium on repurchase of senior secured notes	21,977	2,180	16,733	—
Tax credit	(155,212)	(27,977)	(134,042)	(5,434)
Adjusted profit/(loss) before tax	26,692	7,421	(4,124)	(16,167)
Adjusted tax (expense)/credit (using a normalised US statutory rate of 35%)	(9,342)	(2,597)	1,443	5,658
	17,350	4,824	(2,681)	(10,509)
Subtract: profit for the period attributable to non-controlling interest	(169)	(327)	—	(93)
Adjusted profit/(loss) for the period (i.e. Adjusted Net Income)	17,181	4,497	(2,681)	(10,602)

Weighted average shares outstanding (thousands)	162,895	155,352	163,826	155,352
Adjusted profit/(loss) for the period	17,181	4,497	(2,681)	(10,602)
Adjusted basic and diluted earnings/(loss) per share	0.11	0.03	(0.02)	(0.07)

4                               Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit/(loss) for the period	146,419	23,313	106,099	(14,905)
Tax credit	(155,212)	(27,977)	(134,042)	(5,434)
Loss before tax	(8,793)	(4,664)	(27,943)	(20,339)
Depreciation charges	7,769	7,478	2,026	1,807
Amortisation of players’ registrations	41,714	38,262	10,842	8,495
Profit on disposal of property, plant and equipment	(7)	—	(7)	—
Profit on disposal of players’ registrations	(9,162)	(9,691)	(1,137)	(1,795)
Net finance costs	70,807	49,536	30,888	14,488
Equity-settled share-based payments	832	—	198	—
Fair value losses/(gains) on derivative financial instruments	91	(91)	(124)	174
Decrease/(increase) in trade and other receivables	8,728	(9,414)	6,394	(20,537)
Increase in trade and other payables and deferred revenue	18,352	9,625	51,975	84,407
Decrease in provisions	(401)	(739)	(107)	(177)
Cash generated from operations	129,930	80,302	73,005	66,523

5                               Transactions with non-controlling interest

On 2 January 2013, the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2,664,000. The Group now holds 100% of the issued share capital of MUTV Limited. The carrying amount of the non-controlling interests in MUTV Limited on the date of acquisition was (£1,834,000). The Group derecognised non-controlling interests of (£1,834,000) and recorded a decrease in equity attributable to owners of the parent of £4,498,000. The effect of changes in the ownership interest of MUTV Limited on the equity attributable to owners of the parent during the period is summarised as follows:

	Twelve months ended 30 June		Three months ended 30 June
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Carrying amount of non-controlling interests acquired	(1,834)	—	—	—
Consideration paid to non-controlling interests	(2,664)	—	—	—
Amount recognised in equity attributable to owners of the parent	(4,498)	—	—	—